UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT DATE OF INTEREST ON CAPITAL DECLARED ON THE 2nd, 3rd and 4th QUARTER OF 2023

Telefônica Brasil S.A. (“Company”) hereby announces to its shareholders that the Company’s Statutory Board resolved on fixating payment dates for Interest on Capital (“IoC”) declared on the second, third and fourth quarter of the fiscal year of 2023, deliberated at the meetings of the Board of Directors held on May 15th, 2023, July 17th, 2023, August 15th, 2023, September 11th, 2023, October 10th, 2023, and December 14th, 2023, described as follows:

Type of Event	Declaration Date	Shareholding Position	Gross Amount (R$)	Gross Amount per Share (R$)	Net Amount per Share (R$)	Payment Date
IoC	05/15/2023	05/31/2023	320,000,000	0.19278174179	0.16386448053	04/23/2024
IoC	07/17/2023	07/31/2023	405,000,000	0.24425856212	0.20761977781	04/23/2024
IoC	08/15/2023	08/31/2023	265,000,000	0.15997040299	0.13597484254	04/23/2024
IoC	09/11/2023	09/22/2023	200,000,000	0.12073237961	0.10262252267	04/23/2024
IoC	10/10/2023	10/23/2023	150,000,000	0.09057496634	0.07698872139	04/23/2024
IoC	12/14/2023	12/26/2023	850,000,000	0.51434601687	0.43719411434	04/23/2024
Total			2,190,000,000.00	1.32266406972	1.12426445928

As provided for Article 26 of the Company’s Bylaw, the net amount of said IoCs will be imputed to the mandatory minimum dividend for the fiscal year to end on December 31, 2023, ad referendum of the General Shareholders’ Meeting, to be held on April 11th, 2024.

Payment to shareholders who have a banking option in the shareholder register with Banco Bradesco S.A. will be made directly into the indicated accounts. For shareholders with shares in Fiduciary Custody of the Stock Exchanges, payment will be made through Brokerage Firms. The other shareholders must go to any branch of Banco Bradesco S.A., carrying their identification documents.

The IoC not claimed within a period of 03 (three) years, counting from the payment date, will prescribe and revert in favor of the company (Law No. 6,404, of 12/15/76, Article 287, Item II, item a).

São Paulo, February 28th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 28, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director